Exhibit 12.1

ExlService Holdings, Inc

Unaudited Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	Nine Months Ended				Year Ended
	September 30, 2011		September 30, 2010		December 31, 2010		December 31, 2009		December 31, 2008		December 31, 2007		December 31, 2006
	(All figures in thousands except ratios)
Income (loss) from continuing operations before income taxes and minority interests	$33,865		$22,177		$32,089		$19,495		$9,797		$16,601		$6,356

Fixed charges:
Interest and other financial charges (a)	569		—		—		—		—		—		350
One-third of rental expense (b)	3,418		2,346		3,269		1,951		1,795		1,110		635

Total fixed charges	3,987		2,346		3,269		1,951		1,795		1,110		985

Adjusted earnings from continuing operations before income taxes and minority interests	$37,852		$24,523		$35,358		$21,446		$11,591		$17,710		$7,342

Ratio of earnings to fixed charges	9.5	x	10.5	x	10.8	x	11.0	x	6.5	x	16.0	x	7.5	x

Preferred stock dividend requirements	$—		$—		$—		$—		$—		$—		$617
Ratio of earnings before provision for income taxes to earnings from continuing operations	1.3		1.2		1.2		1.2		0.9		0.9		0.9
Preferred stock dividend factor on pre-tax basis	—		—		—		—		—		—		584
Fixed charges	3,987		2,346		3,269		1,951		1,795		1,110		985

Total fixed charges and preferred stock dividend requirements	$3,987		$2,346		$3,269		$1,951		$1,795		$1,110		$1,569

Ratio of earnings to combined fixed charges and preferred stock dividend	9.5	x	10.5	x	10.8	x	11.0	x	6.5	x	16.0	x	4.7	x

(a)	Represents interest on senior long-term debt, interest on preferred stock and amortization of deferred financing and issuance costs.
(b)	Represents approximately one-third of rent expense deemed for this purpose to represent the interest component of rental payments.